Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-289636

April 20, 2026

C$850,000,000 4.250% Notes due 2034

(the “Notes”)

FINAL TERM SHEET

April 20, 2026

Issuer:	Prologis, L.P.
Offering Format:	The Notes will be registered with the U.S. Securities and Exchange Commission. The Notes are being offered in each of the provinces of Canada on a private placement basis under a Canadian offering memorandum dated April 20, 2026.
Expected Ratings:*	A2 Stable (Moody’s) / A Stable (S&P)
Size:	C$850,000,000
Pricing Date:	April 20, 2026
Settlement Date:**	April 27, 2026 (T+5)
Maturity Date:	May 15, 2034
Form and Denominations:	Book-entry only through participants in CDS (global certificate). Minimum denominations of C$2,000 with integral multiples of C$1,000 thereafter.
Coupon:	4.250% per annum, payable semi-annually in arrears
Issue Yield:	4.332%
Interest Payment Dates:	May 15 and November 15, commencing November 15, 2026 (long first coupon). The first interest payment on November 15, 2026 will be in an amount equal to $19,844,006.85.
Following Business Day Convention:	If not a business day in New York or Toronto, then payment of a coupon or upon maturity or redemption will be made on the next business day with no adjustment.
Day Count Convention:	Actual/365 (Fixed) when calculating interest accruals during any partial interest period and 30/360 when calculating amounts due on any interest payment date.
Price to Public:	99.445% of the principal amount, plus accrued interest from April 27, 2026, if any.

Net Proceeds, Before Expenses, to Issuer:	C$842,137,500
Spread to GoC Benchmark:

+102 bps vs. the interpolated GoC Curve (CAN 3.25% December 1, 2033 and CAN 3.00% June 1, 2034)

+105.3 bps (including a 3.3 bps curve adjustment) vs. CAN 3.25% December 1, 2033 (priced at C$99.805 to yield 3.279%)

Optional Redemption:

Prior to February 15, 2034 (3 months prior to their maturity) (the “Par Call Date”), the Issuer may redeem the Notes in whole at any time, or in part from time to time, at a redemption price equal to the greater of:

(1) the Canada Yield Price, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, the date of redemption.

“Canada Yield Price” means, in respect of any Notes being redeemed, the price, in respect of the principal amount of the Notes, calculated by the Issuer as of the third business day (as defined in the Preliminary Prospectus Supplement) prior to the redemption date of such Notes, equal to the sum of the present values of the remaining scheduled payments of interest (not including any portion of the payments of interest accrued as of the date of redemption) and principal on the Notes to be redeemed from the redemption date to the Par Call Date using as a discount rate the sum of the Government of Canada Yield on such business day plus 25.5 basis points.

“Government of Canada Yield” means, on any date, the bid-side yield to maturity on such date as determined by the arithmetic average (rounded to three decimal places) of the yields quoted at 10:00 a.m. (Toronto time) by any two investment dealers in Canada selected by the Issuer, assuming semi-annual compounding and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity that most closely approximates the remaining term to the Par Call Date.

On or after the Par Call Date, the Issuer may redeem the Notes at par plus accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, the date of redemption.

Sales Restrictions:	Available for sale in Canada to “accredited investors” who, in certain circumstances, are also “permitted clients”, each as defined under applicable Canadian securities laws. Resales in Canada will be subject to resale restrictions.
Use of Proceeds:	The Issuer intends to use the net proceeds from the offering of the Notes for general corporate purposes, which may include the repayment of borrowings under the Issuer’s global lines of credit, a Canadian dollar term loan and possibly other debt.

CUSIP / ISIN:	74340XCT6 / CA74340XCT69
Joint Book-Running Managers:	Scotia Capital Inc. TD Securities Inc.

* Note: A credit rating is not a recommendation to buy, sell or hold any securities and may be subject to revision or withdrawal at any time.

**The Issuer expects to deliver the Notes against payment for the Notes on or about April 27, 2026, which is the fifth business day following the date of the pricing of the Notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one New York business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes before the first business day prior to April 27, 2026 will be required to specify alternative settlement arrangements to prevent a failed settlement.

No EU PRIIPs KID – No EU PRIIPs key information document (KID) has been prepared as not available to retail investors in the European Economic Area.

The foregoing description of some of the terms of the Notes is not complete and is subject to, and qualified in its entirety by, reference to the Issuer’s preliminary prospectus supplement dated April 20, 2026 (the “Preliminary Prospectus Supplement”) and the accompanying prospectus dated August 15, 2025 (the “Prospectus”) or, if you are in Canada, the Issuer’s preliminary Canadian offering memorandum dated April 20, 2026, which includes the Preliminary Prospectus Supplement and the Prospectus (the “Preliminary Canadian Offering Memorandum”), and the documents incorporated and deemed to be incorporated by reference therein. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Preliminary Prospectus Supplement or the Prospectus or, if you are in Canada, the Preliminary Canadian Offering Memorandum. Prospective purchasers should review the Preliminary Prospectus Supplement and the Prospectus or, if you are in Canada, the Preliminary Canadian Offering Memorandum for a more detailed description of some of the terms of the Notes. No person has been authorized to make any representation in connection with the offering other than as contained or incorporated by reference in the Preliminary Prospectus Supplement and the Prospectus or, if you are in Canada, the Preliminary Canadian Offering Memorandum, and the Issuer and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect sales of Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and Preliminary Prospectus Supplement thereto in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus if you request it by contacting: Scotia Capital Inc. by telephone at 1-416-863-7776 or TD Securities Inc. by telephone at 1-800-263-5292.

The communication of this term sheet and any other document or materials relating to the issue of the Notes described herein is not being made, and this term sheet and such other documents and/or materials have not been approved, by an authorized person for the purposes of Section 21 of the United Kingdom's Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, this term sheet and such other documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This term sheet and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Financial Promotion Order")), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom it may otherwise lawfully be communicated or distributed under the Financial Promotion Order (all such persons together being referred to as "relevant persons"). This term sheet and any such other documents and/or materials relating to the issue of the Notes described herein are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this term sheet and any such other documents and/or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this term sheet or any other documents and/or materials relating to the issue of the Notes described herein or any of their contents.